Mail Stop 6010

May 25, 2007

Eric A. Rose, M.D.
Chief Executive Officer
Siga Technologies, Inc.
420 Lexington Avenue – Suite 408
New York, N.Y. 10170

Re: Siga Technologies, Inc.
Preliminary Proxy Statement
Filed May 18, 2006
File No. 0-23047

Dear Dr. Rose:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. After our comments have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

1.   Please revise your proxy statement to disclose your plans to issue newly authorized shares. If you have no plans to issue the newly authorized shares, please include a statement indicating that you do not currently have such plans.

As appropriate, please amend your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mary K. Fraser at (202) 551-3609 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director